OPERATING AGREEMENT
OF
CHATTER, LLC

THIS OPERATING AGREEMENT (this "Agreement") of **CHATTER, LLC**, a Florida limited liability company (the "Company"), is entered into, effective as of April 7, 2016, by the undersigned (together with any transferees and/or additional members hereafter admitted to the Company in accordance with the terms of this Agreement each, a "Member" and, collectively, the "Members").

RECITALS

WHEREAS, the Members have formed the Company under the Florida Revised Limited Liability Company Act for the purposes set forth herein, and, accordingly, desire to enter into this Agreement in order to set forth the terms and conditions of the business and affairs of the Company and to determine the rights and obligations of its Members.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the undersigned, constituting all of the Members of the Company, hereby agree as follows:

ARTICLE I
DEFINITIONS

When used in this Agreement, the following terms shall have the meanings set forth below.

1.1   "Act" means the Florida Revised Limited Liability Company Act, as amended from time to time, Chapter 605, Florida Statutes (or the corresponding provision(s) of any succeeding law).

1.2   "Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

1.3   "Approval of the Members" means the approval or consent of Members holding Units which represent more than seventy percent (70%) of the total votes of all Units which are entitled to vote at a meeting of the Members, determined as if all Units entitled to vote were present. For the avoidance of doubt, the Approval of the Members shall exclude the vote of any Members who are not entitled to vote on the applicable matter and shall exclude Units held by Persons who are not admitted as Members of the Company).

1.4   "Articles of Organization" means the Articles of Organization of the Company,

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as amended from time to time, filed with the Florida Department of State.

1.5   "Available Cash" means, as of any date of determination, the excess of cash and cash equivalents held by the Company over the sum of such items determined by the Board of Managers to be reasonably necessary for the payment of the expenses, liabilities and other obligations of the Company and for the establishment of appropriate reserves. Available Cash shall be determined after repayment in full, of all Member Loans.

1.6   "Board of Managers" means the board of managers of the Company, designated in Section 7.1 of this Agreement.

1.7   "Capital Account" means the capital account of a Member maintained in accordance with Section 4.4.

1.8   "Capital Contribution(s)" means the amount of cash and the agreed value of property, services rendered, or a promissory note or other obligation to contribute cash or property or to perform services contributed by a Member for the Units held by such Member, equal to the sum of such Member's initial Capital Contributions plus such Member's additional Capital Contributions, if any, made pursuant to Section 4.3.

1.9   "Code" means the Internal Revenue Code of 1986 and the regulations promulgated thereunder, as amended from time to time (or the corresponding provision(s) of any succeeding law).

1.10   "Dispose" and "Disposition" shall have the meanings set forth in Section 9.1.

1.11   "Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of such asset as determined by the Board of Managers;

(b)   the Gross Asset Value of each Company asset shall be adjusted to equal its respective gross fair market value as of the following times: (i) the acquisition of additional Units in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of Company assets as consideration for Units in the Company; or (iii) the liquidation of the Company within the meaning of Treasury Regulation in Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Board of Managers determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c)   the Gross Asset Value of any Company asset distributed to any Member shall be the fair market value of such asset on the date of distribution as determined by the Board of Managers;

(d)   the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections

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734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); provided, however, that the Gross Asset Values of Company assets shall not be adjusted pursuant to this clause (d) to the extent the Board of Managers determines that an adjustment pursuant to clause (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d); and

(e)   If the Gross Asset Value of an asset has been determined or adjusted pursuant to clauses (a), (b), or (c) above, then such Gross Asset Value shall thereafter be adjusted by the depreciation or amortization deductions taken into account with respect to such asset for purposes of computing the Company's taxable income.

1.12   "Liquidation Event" means (i) a liquidation, dissolution or winding up of the Company, or (ii) a sale, conveyance or other disposition of all or substantially all of the assets or business of the Company (including the ownership interests of the Company's subsidiaries), or (iii) a merger or consolidation of the Company with or into any other entity (other than a wholly-owned subsidiary of the Company), or (iv) a Disposition of more than fifty percent (50%) of the voting power of the Company, in a single transaction or series of related transactions; provided, however, that none of the following shall be considered a Liquidation Event: (A) a pledge or grant of a security interest, (B) a sale, transfer or other disposition of assets (including ownership interests in the Company's subsidiaries) or Units) to a secured party or its designee in connection with a judicial sale or public or private sale pursuant to applicable law, any other exercise of such secured party's rights and remedies (whether pursuant to agreement or under applicable law, including bankruptcy law) or by transfer to such secured party or its designee in lieu of a judicial, public or private sale, (C) a merger effected exclusively for the purpose of changing the domicile of the Company, (D) an equity financing Approved by the Member; or (E) a transaction in which the members of the Company immediately prior to the transaction own more than 50% of the voting power of the surviving entity following the transaction.

1.13   "Major Decision" has the meaning set forth in Section 7.2.

1.14   "Manager(s)" means the Persons comprising the Board of Managers from time to time.

1.15   "Member(s)" has the meaning set forth in the preamble hereto.

1.16   "Member Loan" shall have the meaning set forth in Section 4.3(b).

1.17   "Percentage Interest" means, with respect to each Member, the ratio of the number of Units held by the Member to the total of all of the issued and outstanding Units, expressed as a percentage. The combined Percentage Interest of all Members shall at all times equal one hundred percent (100%).

1.18   "Permitted Transfer" shall have the meaning set forth in Section 9.3.

1.19   "Person" means any individual, partnership, firm, corporation, limited liability company, joint-stock company, trust or other entity.

1.20 "Profits" and "Losses" shall mean for any period, an amount equal to the Company's taxable income, gain or loss for such year or other period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax or otherwise described in Section 705(a)(1)(B) of the Code and not otherwise taken into account shall be added to such taxable income or loss;

(b) Any expenditure of the Company described in Section 705(a)(2)(B) of the Code and non-deductible syndication costs described in Section 709 of the Code and not otherwise taken into account shall be subtracted from such taxable income or loss;

(c) If the Gross Asset Value of any asset differs from its adjusted basis for federal income tax purposes at the beginning of such period, in lieu of depreciation, amortization and other cost recovery deductions, there shall be taken into account depreciation for such period equal to the amount that bears the same ratio to the Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction bears to the beginning adjusted tax basis, and in lieu of a gain or loss resulting from disposition of Company property and taken into account in computing taxable income or loss, there shall be taken into account gain or loss computed by reference to the Gross Asset Value of such Company property rather than its adjusted basis for federal income tax purposes; and

(d) Items of income, gain, loss or deduction that are specifically allocated pursuant to Section 5.3 shall not be taken into account in calculating Profits and Losses.

1.21 "Target Amount" has the meaning set forth in Section 5.2.

1.22 "Tax Distributions" has the meaning set forth in Section 5.1.

1.23 "Tax Matters Partner" means (i) the "tax matters partner" for purposes of Code Section 6231(a)(7)(A) prior to the effective date of amendments made by section 1101 of the Bipartisan Budget Act of 2015 and (ii) the "partnership representative" under Code Section 6223(a) after the effective date of such amendments.

1.24 "Tax Returns" has the meaning set forth in Section 11.5.

1.25 "Treasury Regulations" means the Treasury Regulations, including temporary regulations, promulgated under the Code by the Internal Revenue Service.

1.26 "Units" means the number of Units in the Company held by each Member as set forth opposite such Member's name on Schedule A attached hereto, as such Schedule shall be amended from time to time in accordance with the provisions hereof. A Member's Units shall represent such Member's ownership interest in the Company at any particular time including the right to vote or grant or withhold consents with respect to Company matters as provided herein or in the Act, and also include the rights to any and all distributions, allocations and other incidents of participation in the Company to which such Member may be entitled as provided in

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this Agreement and under the Act, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement and the Act.

1.27 "Unreturned Capital" means, on any date of determination, the amount of each Member's aggregate prior Capital Contributions to the Company, less the aggregate of all prior distributions to such Member under Section 5.1(a) as of such date. In the event any Member transfers all or any its Units in accordance with the terms of this Agreement, the Member's transferee shall succeed to such Member's Unreturned Capital to the extent related to the transferred Unit(s).

ARTICLE II
FORMATION

2.1 <u>Organization</u>. The Company was organized as a Florida limited liability company pursuant to the provisions of the Act. The Company shall continue until dissolved and terminated in accordance with this Agreement and the Act.

2.2 <u>Effective Date</u>. The Company was formed on April 7, 2016, by filing Articles of Organization with the Florida Department of State.

2.3 <u>Name</u>. The name of the Company shall be CHATTER, LLC, or such other name as the Board of Managers may from time to time hereafter designate.

2.4 <u>Operating Agreement</u>. Each Member, by executing this Agreement, hereby agrees to the terms and conditions of this Agreement, as they may from time to time be amended in accordance with the terms hereof. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be deemed to be amended to the least extent necessary in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to validate any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such amendment or interpretation.

2.5 <u>Principal Office</u>. The principal office of the Company, and such additional offices as the Board of Managers may determine to establish, shall be located at such place or places inside or outside the State of Florida as the Board of Managers may designate from time to time.

2.6 <u>Registered Office</u>. The registered office of the Company in the State of Florida is located at 18201 Collins Ave #503, Sunny Isles, FL 33160. The registered agent of the Company for service of process at such address is Paul Michael King.

ARTICLE III
PURPOSE; NATURE OF BUSINESS

3.1 <u>Purpose; Nature of Business</u>. The purpose of the Company shall be to engage in any lawful business that may be engaged in by a limited liability company organized under the Act. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described in this <u>Section 3.1</u>. The initial

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purpose of the Company is to develop, market, distribute and sell an application that connects "Influencers" (i.e. musicians, artists, actors, athletes, models) with their fans by allowing the Influences to auction or raffle off live, real time video chat with themselves, and to engage in all activities incidental or necessary in connection therewith.

       3.2   Powers. The Company shall have all powers of a limited liability company under the Act and the power to do all things necessary or convenient to accomplish its purpose and operate its business as described in Section 3.1.

ARTICLE IV
MEMBERS AND CAPITAL

       4.1   Members and Initial Capital Contributions. The name and address of each Member, the number of Units held by each Member and the initial Capital Contributions of each Member are set forth on Schedule A attached hereto. The Board of Mangers may amend Schedule A from time to time to reflect the issuance of additional Units, the admission of additional or substitute Members and any additional Capital Contributions made by the Members.

       4.2   Return of Capital Contributions. Except as otherwise provided herein, the Members shall have no right to withdraw their initial Capital Contributions, any additional Capital Contributions or any part thereof. The Members shall not be entitled to interest on their initial Capital Contributions or any additional Capital Contributions.

       4.3   Additional Capital Contributions.

       (a)   Additional Capital Contributions. In the event that at any time the Company requires funds for any purpose including, without limitation, funds required to timely pay any and all operating expenditures of the Company in excess of gross operating receipts, the Board of Managers may, in its sole discretion, (i) request the Members to make Capital Contributions to the Company in the amount of the required additional funds, on a pro-rata basis, based upon their respective Percentage Interests; (ii) request the Members to make Member Loans to the Company in the amount of the required additional funds on the terms and conditions set forth in Section 4.3(b) hereof; or (iii) borrow the required additional funds from third parties upon such terms and conditions as the Board of Managers deems commercially reasonable. No Member shall be required to make any additional Capital Contributions to the Company or to make a Member Loan to the Company. In the event that the Members deliver the required additional funds to the Company on a pro-rata basis then, unless otherwise agreed by the Members, with the Approval of the Members, such additional funds shall be deemed to be Capital Contributions to the Company and not Member Loans. The making of any additional Capital Contributions or Member Loans pursuant to this Section 4.3(a) shall not increase the number of Units held by any Member.

       (b)   Member Loans. Member Loans shall neither increase the number of Units nor increase the Capital Account of the Member(s) making such Member Loans. In the event the Board of Managers requests the Members to make Member Loans, then each Member may, but shall not be obligated to, make a Member Loan to the Company in an amount equal to the

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amount of the required funds multiplied by such Member's Percentage Interest. In the event that any Member shall decline to lend his or its share of the requested funds, the lending Members may lend such amount (or portion thereof) as the non-lending Member shall have failed to lend pro-rata in accordance with the respective Percentage Interests of the lending Members or in such individual proportions as such lending Members shall mutually agree. Member Loans shall be evidenced by a written promissory note by the Company and shall bear interest from time to time at the per annum rate of eighteen percent (18%) per annum, but not higher than the highest non-usurious rate of simple interest for commercial loans under applicable law. Payments of principal and interest on Member Loans shall be made from cash available for distribution pursuant to Article 5 and shall be made prior to any other distribution pursuant to Article 5 (other than Tax Distributions). All Member Loans, both principal and interest, shall be fully due and payable upon the liquidation of the Company. The Company shall repay Member Loans in the order such loans were extended by Members, and Member Loans extended on the same date shall be repaid to the Members in proportion to the outstanding balances thereof as of the date of repayment. No Member or Manager shall have any liability for the return of any Member Loan, which Member Loans shall be payable solely from the assets of the Company.

(c) Company Creditors. Notwithstanding any other provision of this Agreement to the contrary, nothing contained in this Section 4.3 will, is intended to, or will be deemed to benefit any creditor of the Company, any creditor of any Member or any other Person, and no such creditor will have any rights, interests, or claims hereunder, be entitled to any benefits hereunder, or be entitled to require the Company, the Board of Managers, or any Member to demand, solicit, or accept any loan, advance, or additional Capital Contribution for or to the Company or to enforce any right which the Company, any Member, or any other Person may have against any Member or which any Member may have against the Company, in either case pursuant to this Agreement or otherwise.

4.4 Capital Accounts.

(a) Maintenance of Capital Accounts. Each Member's Capital Account in the Company shall initially be equal to its initial Capital Contribution to the Company. Each Member's Capital Account shall be increased by: (i) the amount of such Member's additional Capital Contributions (if any) to the Company; and (ii) the amount of any profit, income and gain allocated to such Member pursuant to the provisions hereof. Each Member's Capital Account shall be decreased by: (i) the amount of any losses, deductions and costs allocated to such Member pursuant to the provisions hereof; and (ii) the amount of all distributions to such Member including the fair market value of assets distributed (net of liabilities securing such distributed assets that such Member is considered to assume or take subject to).

(b) Successor to Capital Accounts. If all or a portion of a Member's Units are sold, assigned or otherwise transferred in accordance with the terms of this Agreement, then the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Units.

(c) Administration of Capital Accounts. This Section 4.4 and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with

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Section 704(b) of the Code and the Treasury Regulations promulgated thereunder and shall be interpreted and applied in a manner consistent with such provisions. If the Board of Managers determines that it is prudent to modify the manner in which the Capital Accounts or any charges or credits thereto are computed in order to comply with such provisions, then the Board of Managers may make such modification, but only if it is not likely to have a material effect on the amounts of distributions to any Member pursuant to Section 5.1 or pursuant to Section 10.2 upon the dissolution of the Company.

(d) Repayment of Capital Accounts. Notwithstanding any other provision of this Agreement or applicable law to the contrary, no Member shall be required or obligated to repay to the Company, any Member or any creditor of the Company any portion or all of any deficit balance in such Member's Capital Account.

(e) Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall be entitled to demand the return of such Member's Capital Account or Capital Contributions (or otherwise receive assets or property) at any particular time, except upon dissolution of the Company. Except as otherwise provided in this Agreement, no Member shall be entitled at any time to demand or receive assets or property other than cash. Unless otherwise provided by law, no Member shall be personally liable for the return or repayment of all or any part of any other Member's Capital Account or Capital Contributions, it being expressly agreed that any such return of capital pursuant to this Agreement shall be made solely from the assets (which shall not include any right of contribution from a Member) of the Company.

ARTICLE V
DISTRIBUTIONS AND ALLOCATIONS

5.1 Distributions. Available Cash shall be distributed to the Members at such times and in such amounts as the Board of Managers shall determine, as follows:

(a) First, to the Members, pro rata in accordance with their respective Unreturned Capital, until such time as each of their respective Unreturned Capital has been reduced to zero; and

(b) Thereafter, to the Members in accordance with their respective Percentage Interests.

Notwithstanding the foregoing, the Company shall distribute to each Member no later than April 15 following the end of each calendar year of the Company (the "Tax Determination Year") an amount of cash (a "Tax Distribution") that, in the good faith judgment of the Board of Managers, equals the excess, if any, of (i) the product of (A) the amount of taxable income allocable to each such Member in respect of the Tax Determination Year, multiplied by (B) the combined maximum federal, state and local income tax rate to be applied with respect to such taxable income (calculated by using the highest maximum combined marginal federal, state and local income tax rates to which each such Member may be subject and taking into account the deductibility of state income tax for federal income tax purposes) over (ii) the sum of all distributions (except for Tax Distributions) to each such Member in the Tax Determination Year.

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Any such Tax Distributions shall be treated as an advance against future distributions under Section 5.1.

5.2   Allocations Generally. After giving effect to Section 5.3, Profits and Losses for any fiscal year (or portion thereof) shall be allocated to the Members in such manner that if the Company were to liquidate completely immediately after the end of such period and in connection with such liquidation sell all of its assets for cash for their then Gross Asset Values (i.e., without any Profits or Losses resulting therefrom) and satisfy all liabilities according to their terms (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability): (a) the distribution by the Company of any remaining cash to the Members in accordance with their respective positive Capital Account balances would correspond as closely as possible to the distributions that would result if the liquidating distributions had instead been made in accordance with the provisions of Section 5.1 ("Target Amount"); and (b) any resulting deficit Capital Account balances (after crediting or debiting Capital Accounts for Profits or Losses for such period) would correspond as closely as possible to the manner in which economic responsibility for Company deficit balances (as determined in accordance with the principles of Treasury Regulations under Section 704 of the Code) would be borne by the Members under the terms of this Agreement. For purposes of applying this Section 5.2, a Member's Capital Account shall be increased by such Member's share of Company minimum gain (within the meaning of Treasury Regulation §1.704-2(d)) and Member minimum gain (as determined in accordance with Treasury Regulation §1.704-2(i)(3)). If the allocation otherwise provided in this Section 5.2 would not cause the Capital Account balances to equal the Target Amount, then the Company shall allocate items of income and gain or deduction and loss comprising Profit or Loss for the taxable year to make (as nearly as possible) the positive Capital Account balances of the Members equal their respective Target Amount.

5.3   Special Allocations.

(a)   Minimum Gain Chargeback. If there is a net decrease in Company minimum gain (within the meaning of Treasury Regulation §1.704-2(d)) for a fiscal year, then there shall be allocated to each Member items of income and gain for that year equal to that Member's share of the net decrease in Company minimum gain, provided, that if the Company has any discretion as to an exception set forth pursuant to Treasury Regulation § 1.704-2(f)(5), the Board of Managers may exercise such discretion on behalf of the Company. In the event that the application of the minimum gain chargeback requirement would cause a distortion in the economic arrangement among the Members, the Board of Managers may request that the Internal Revenue Service waive the minimum gain chargeback requirement pursuant to Treasury Regulation § 1.704-2(f)(4). The foregoing is intended to be a "minimum gain chargeback" provision as described in Treasury Regulation § 1.704-2(f) and shall be interpreted and applied in all respects in accordance with that Treasury Regulation.

(b)   Member Minimum Gain Chargeback. If during a fiscal year there is a net decrease in Member nonrecourse debt minimum gain (as determined in accordance with Treasury Regulation §1.704-2(i)(3)), then, in addition to the amounts, if any, allocated pursuant to the preceding paragraph, any Member with a share of that Member nonrecourse debt minimum gain as of the beginning of the fiscal year shall, subject to the exceptions in Treasury Regulation § 1.704-2(i)(4) (including the exceptions analogous to those in Treasury Regulation §

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1.704-2(f)(2), (3) and (5), provided, that if the Company has any discretion as to the exception set forth pursuant to Treasury Regulation § 1.704-2(f)(5) as made applicable by Treasury Regulation § 1.704-2(i)(4), the Board of Managers may exercise such discretion on behalf of the Company), be allocated items of income and gain for the year (and, if necessary, for succeeding years) equal to that Member's share of the net decrease in the Member nonrecourse debt minimum gain. In the event that the application of the Member nonrecourse debt minimum gain chargeback requirement would cause a distortion in the economic arrangement among the Members, the Board of Managers may request that the Internal Revenue Service waive the minimum gain chargeback requirement pursuant to Treasury Regulation §§ 1.704-2(f)(4) and 1.704-2(i)(4). The foregoing is intended to be the "chargeback of Member recourse debt minimum gain" required by Treasury Regulation § 1.704-2(i)(4) and shall be interpreted and applied in all respects in accordance with that Treasury Regulation.

(c)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) causing an adjusted Capital Account deficit, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the adjusted capital account deficit of such Member as quickly as possible.

(d)   Member Nonrecourse Deductions. Notwithstanding anything to the contrary in this Article 5, Company losses, deductions, or Code Section 705(a)(2) expenditures that are attributable to particular Member nonrecourse liability shall be allocated to the Member that bears the economic risk of loss for the liability in accordance with Treasury Regulation § 1.704-2(i).

(e)   Reversal of Regulatory Allocations. To the extent that any item of income, gain, loss or deduction has been specially allocated pursuant to this Section 5.3 and such allocation is inconsistent with the way in which the same amount otherwise would have been allocated under Section 5.2, subsequent allocations under this Article 5 shall be made, to the extent possible, to negate as rapidly as possible the effect of all such inconsistent allocations under this Section 5.3(e).

(f)   Distributions of Property. Solely for the purpose of adjusting the Capital Accounts of the Members, and not for tax purposes, if any property is distributed in kind to any Member, the difference between its fair market value (as determined in the judgment of the Board of Managers) and its book value at the time of distribution shall be treated as gain or loss recognized by the Company and allocated pursuant to the provisions of this Article 5.

(g)   Transfer of Units. Except to the extent otherwise required by the Code and the Treasury Regulations, if one or more Units are Disposed of in any fiscal year, the items of income, gain, loss, deduction and credit allocable to such transferred Unit(s) for such fiscal year shall be apportioned between the transferor and the transferee in proportion to the number of days in such fiscal year the applicable Unit(s) are held by each of them, except that, if they agree between themselves and so notify the Board of Managers within thirty (30) days after the Disposition, then at their option, (i) all items or (ii) extraordinary items, including capital gains and losses, may be allocated to the Person who held the Unit(s) on the date such items were

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realized or incurred by the Company. At the request of the transferee, the Board of Managers may, in its sole discretion, make the election provided for in Section 754 of the Code.

(h) <u>Curative Allocations</u>. The allocation method set forth in this Article 5 is intended to allocate profits, losses, income, gain, deduction and credit to the Members for federal income tax purposes in accordance with their economic interests in the Company while complying with the principles of Sections 704(b), 704(c) and 752 of the Code and the Treasury Regulations promulgated thereunder. If, in the opinion of the Board of Managers, the allocation of profits, losses, income, gain, deduction and credit pursuant to the provisions of this Article 5 shall not (i) satisfy the requirements of Sections 704(b), 704(c) and/or 752 of the Code or the Treasury Regulations promulgated thereunder, (ii) comply with any other provisions of the Code or the Treasury Regulations, or (iii) properly take into account any expenditure made by the Company or any Disposition of a Unit, then, notwithstanding anything to the contrary contained in the preceding provisions of this <u>Article 5</u>, profits, losses, income, gain, deduction and credit shall be allocated in such manner as the Board of Managers shall reasonably determine to be required so as to reflect properly clause (i), (ii) or (iii), as the case may be, and this Agreement shall be amended without any action on the part of the Members to reflect any such change in the method of allocating profits, losses, income, gain, deduction and credit; provided, however, that any change in the method of allocating profits, losses, income, gain, deduction and credit shall not materially alter the economic agreement between the Members.

(i) <u>Code Section 704(c)</u>. In accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder, income, gain, loss, deduction and credit with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value. In the event the Gross Asset Value of any Company property is adjusted pursuant to the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code and the Treasury Regulations promulgated thereunder. Any elections or other decisions relating to such allocations shall be made by the Board of Managers in any manner that reflects the purpose and intention of this Agreement.

ARTICLE VI
TAXATION

6.1 <u>Income Tax Reporting</u>. Each Member is aware of the income tax consequences of the allocations made by <u>Article 5</u> and hereby agrees to be bound by the provisions of <u>Article 5</u> in reporting such Member's share of Company income and loss for federal and state income tax purposes.

6.2 <u>Tax Matters Partner</u>. Paul Michael King, P.A. shall be the Tax Matters Partner of the Company. The Tax Matters Partner shall be authorized and required to represent the Company (at the expense of the Company) in connection with all examinations of the affairs of the Company by any federal, state or local tax authorities, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and

costs associated therewith. The Tax Matters Partner shall take all actions necessary to preserve the rights of the Members with respect to audits and shall provide all Members with notices of all such proceedings and other information as required by law. The Tax Matters Partner may prepare and file protests or other appropriate responses to such audits. The Tax Matters Partner shall select counsel to represent the Company in connection with any audit conducted by the Internal Revenue Service or by any state or local authority. All costs incurred in connection with the foregoing activities, including legal and accounting costs, shall be borne by the Company. The Tax Matters Partner shall keep the Members timely informed of his or its activities under this Section 6.2. Each Member agrees to cooperate with the Tax Matters Partner in connection with the conduct of all such proceedings.

6.3 No Election to be Taxed as Association. The Company shall be treated as a partnership for federal and state income tax purposes. No Member shall cause the Company to elect to be treated as a corporation for federal or state income tax purposes, unless such election is approved in writing by all of the Members.

ARTICLE VII
RIGHTS, POWER AND AUTHORITY OF THE BOARD OF MANAGERS AND THE MEMBERS

7.1 Management by the Board of Managers.

(a) Composition of Board of Managers. The management of the Company shall be vested in the Board of Managers. The Board of Managers shall initially be comprised of two (2) Managers and may be increased or decreased with the Approval of the Members. Paul King and Teague Egan shall be the initial Managers of the Company and each shall serve until his death, incapacity or resignation. So long as Paul Michael King, P.A. owns at least six thousand (6,000) Units in the Company (as adjusted for unit splits, unit dividends and the like), Paul Michael King, P.A. shall be entitled to appoint one Manager to the Board of Managers. So long as 1st Round Capital, LLC owns at least three thousand (3,000) Units in the Company (as adjusted for unit splits, unit dividends and the like), 1st Round Capital, LLC shall be entitled to appoint one Manager to the Board of Managers.

(b) Authority of and Actions by the Board of Managers. Except as expressly set forth to the contrary in this Agreement, the Board of Managers shall have the full and exclusive right, power and authority to manage the affairs of the Company and to bind the Company, to make all decisions with respect thereto and to do or cause to be done any and all acts or things deemed to be necessary, appropriate or desirable to carry out or further the business of the Company. The Board of Managers shall act (i) at a meeting of the Board of Managers, by resolution duly adopted by a majority of the Managers or, to the extent required by the Articles of Organization, this Agreement or the Act or other applicable law, by resolution duly adopted by all of the Managers, or (ii) without a meeting of the Board of Managers, by written consent signed by a majority of the Managers or, to the extent required by the Articles of Organization, this Agreement or the Act or other applicable law, by written consent signed by all of the Managers.

(c) Duties of the Managers. Each Manager shall perform his duties in good

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faith, in a manner he reasonably believes to be in the best interests of the Company and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, each Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case, prepared and presented by one or more agents or employees of the Company whom such Manager reasonably believes to be reliable and competent in the matters presented or counsel, public accountants or other Persons as to matters which the Manager reasonably believes to be within such Person's professional or expert competence. No Manager shall be liable for actions taken as a manager of the Company, or for a failure to take actions, if such Manager performed his or its duties in compliance with this Section 7.1 and the applicable provisions of the Act including, without limitation, Section 605.04091 thereof (or the corresponding provision of my successor or replacement statute).

7.2 Major Decisions. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not take any of the following actions or make any of the following decisions, without, in each case, having first obtained the unanimous approval of the Board of Managers (which shall be in addition to any Approval of the Members which may be required by the terms of this Agreement or the Act):

(a) Elect to dissolve the Company;

(b) Admit a Person as a Member of the Company or issue any additional Units other than admission of a Member in connection with any Disposition permitted under this Agreement;

(c) Increase or decrease the size of the Board of Managers;

(d) Amend the Articles of Organization or this Agreement;

(e) Incur any indebtedness for money borrowed in excess of $25,000;

(f) Agree to any Liquidation Event;

(g) Form any subsidiary;

(h) Materially change the purpose of the Company or the Company's principal business;

(i) Elect or remove any officer of the Company;

(j) Execute any leases for, or any contract for the acquisition of, any real property;

(k) Modify the accounting procedures or practices followed by the Company;

(l) Set, determine or increase the salary or other compensation payable to any Member, Manager or officer;

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(m)   Approve any budget for the Company;

(n)   Make any loan or other extension of credit to any Manager, Member or officer or any of their Affiliates, or release, modify or extend any indebtedness owed to the Company by any Manager, Member or officer or any of their Affiliates;

(o)   Enter into, amend or terminate any agreement to which the Company and one or more of its Managers, Members or officers or any of their Affiliates are parties; or

(p)   Enter into any transaction or take any action outside the ordinary course of business.

7.3   Action by the Members. Except as expressly set forth to the contrary in this Agreement or as required by applicable law, the Members shall have no right, power or authority to manage the affairs of the Company or to bind the Company or to make any decisions with respect thereto. Unless otherwise provided by law, by the Articles of Organization or by this Agreement, the Members shall act (i) at a meeting of the Members, by resolution duly adopted with the Approval of the Members, or (ii) without a meeting of the Members, by written consent signed by Members constituting the Approval of the Members. For all matters requiring a vote of the Members, the Member shall be entitled to one (1) vote for every Unit held by such Member.

7.4   Execution of Documents. Notwithstanding anything to the contrary contained in this Agreement, all contracts, agreements, documents or instruments purporting to bind the Company or to convey or encumber assets of the Company shall be signed by at least one Manager or officer after obtaining the approval required by this Agreement, if any.

7.5   Limitations on Powers of Members. Except as expressly authorized by this Agreement or as required by applicable law, including the Act, no Member shall, directly or indirectly, (a) resign, retire or withdraw from the Company, (b) dissolve, terminate or liquidate the Company, (c) petition a court for the dissolution, termination or liquidation of the Company or (d) cause any property of the Company to be subject to the authority of any court, trustee or receiver (including without limitation, suits for partition and bankruptcy, insolvency and similar proceedings).

7.6   Compensation and Reimbursement; Certain Affiliated Agreements.

(a)   Except as otherwise provided herein, the Company may not enter into transactions, contracts, agreements or arrangements with any Manager, Member or any of their respective Affiliates unless Approved by the Members; provided, however, that the Managers, Members and their Affiliates may be reimbursed by the Company for any reasonable out-of-pocket costs and expenses incurred by them on behalf of the Company and in furtherance of the business and purposes of the Company; provided, further, that in no event will any Manager, Member or any of their respective Affiliates be entitled to reimbursement for any general overhead expenses, employee salaries or other general and administrative expenses.

(b)   Notwithstanding anything herein to the contrary, the Members acknowledge and agree to the following transactions and relationships between the Company, on the one hand, and the Managers, the Members or their Affiliates, on the other hand, and the payment of amounts thereunder are specifically authorized: Confidentiality, Work for Hire and Non-Competition Agreements with certain of the Members.

ARTICLE VIII
OFFICERS

8.1 <u>Delegation of Authority to Officers</u>. The Board of Managers may delegate such general or specific authority to the officers of the Company as the Board of Managers may from time to time consider desirable, and the officers of the Company may, subject to any restraints or limitations imposed by the Board of Managers, exercise any authority granted to them.

8.2 <u>Officers</u>. The Company may have a President, a Secretary, a Treasurer and one or more Vice-Presidents and such other officers and assistant officers and agents of the Company as may be deemed desirable by the Board of Managers. No officer shall be deemed a "manager" of the Company as such term is defined in this Agreement or in the Act. Any two (2) or more offices may be held by the same individual. All officers shall be appointed by the Board of Managers and shall serve until their respective successors are appointed by the Board of Managers and qualified or, if earlier, their removal from office by the Board of Mangers or their resignation. The following persons shall serve as the initial officers of the Company for a term of one (1) year and until their successors are duly appointed by the Board of Managers and qualified or, if earlier, their removal from office by the Board of Mangers or their resignation:

President	Paul King
Vice President	Teague Egan
Secretary	Paul King
Treasurer	Paul King

8.3 <u>Duties of Officers</u>. The officers of the Company shall have the duties and perform the functions set forth below. The actions of the officers of the Company shall be subject to the suspension of the Board of Managers.

(a) <u>President</u>. The President shall preside over all meetings of the Members, and shall do and perform such other acts as the Board of Managers may, from time to time, authorize him to do.

(b) <u>Vice-President</u>. In case of the office of the President becoming vacant by death, resignation or otherwise, or in case of the absence of the President, or his disability to discharge the duties of such office, such duties shall, for the time being, devolve upon the Vice-President, first in order of election, who shall do and perform such other acts as the Board of Managers may, from time to time, authorize him to do.

(c) <u>Secretary</u>. The Secretary shall take the minutes of all meetings of the Members and may sign, execute and deliver such documents and instruments as may be appropriately signed and executed in the name of the Company by a Secretary. The Secretary shall give, or cause to be given, notice of all meetings of the Members and shall perform such other duties as may be prescribed by the Board of Managers.

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(d)   Treasurer. The Treasurer shall act under the direction of the Board of Managers. Subject to the direction of the Board of Managers, the Treasurer shall have custody of the Company's funds and securities and shall keep or cause to be kept full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit or cause to be deposited all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board of Managers. The Treasurer shall disburse or cause to be disbursed the funds of the Company as may be ordered by the Board of Managers, taking proper vouchers for such disbursements, and shall render to the Board of Managers and the Members, at the regular meetings, or when the Board of Managers so requires, an account of all transactions as Treasurer and of the financial condition of the Company.

(e)   Removal. Any officer of the Company may be removed, with or without cause, by the Board of Managers.

(f)   Resignation. Any officer of the Company may resign upon written notice being made to the Board of Managers. The resignation is effective upon receipt of the written notice by the Board of Managers.

(g)   Vacancies. Any vacancy occurring among the officers of the Company may be filled by the Board of Managers. A person elected to fill a vacancy shall hold office only until the next annual appointment by the Board of Managers and until his successor shall have been duly appointed by the Board of Managers and qualified.

ARTICLE IX
TRANSFER OF UNITS;
ADMISSION OF ADDITIONAL MEMBERS

9.1   Restrictions on Transfer. Except as provided in this Article 9, each Member agrees that he will not, whether by operation of law or otherwise, exchange, sell, bequeath, pledge, mortgage, hypothecate, encumber, distribute, transfer, give, assign or in any other manner whatsoever dispose or attempt to dispose of (each of the forgoing, when used as a noun, being a "Disposition," and when used as a verb, to "Dispose") the whole or any part of his Units in the Company (including, but not limited to, his interest in the capital or profits of or distributions by the Company) at any time, other than with the express written consent of the Board of Managers, or a Disposition made or solicited in compliance with the procedures, and subject to the limitations, set forth in Section 9.3. Any attempted Disposition of the whole or any part of any Units not in compliance with this Article 9 shall be null and void and the intended transferee shall be deemed never to have had any interest of any nature whatsoever therein. The Board of Managers is hereby authorized to amend Schedule A attached hereto and the books and records of the Company to reflect any Disposition effected in accordance with this Article 9.

9.2   Effect of Transfer. Notwithstanding anything to the contrary contained in this Agreement, no transferee of any Units in the Company (or any interest in the capital or profits of or distributions by the Company), other than pursuant to Section 9.3, shall be admitted as a Member of the Company without the prior written consent of the Board of Managers. In the event of any Disposition permitted under this Agreement, the Company shall not be dissolved or wound up. No Disposition shall relieve the assignor from any of its obligations under this

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Agreement arising prior to such Disposition (it being understood that, except as otherwise provided herein, the assignor may be relieved of such obligations to the extent the same arise after such Disposition and the same are assumed in writing by the transferee). Additionally, notwithstanding the foregoing, as a condition precedent to any Disposition by a Member and the transferee being admitted as a Member, the transferee must execute a joinder or counterpart signature page to this Agreement (as amended) in form and substance acceptable to the Board of Managers and agree to be bound by all of the terms and provisions hereof.

9.3   Certain Permitted Transfers.

(a)   Permitted Transferees. Notwithstanding the restrictions contained in this Article 9, any Member may Dispose of all or part of his or its Units to (i) such Member's spouse or any lineal ascendant or descendant of such Member or such Member's spouse or any sibling of such Member or such Member's spouse, or any ascendant or descendant thereof, (ii) any legal custodian or guardian or other legal representative for such Member's spouse or any lineal ascendant or descendant of such Member or such Member's spouse or any sibling of such Member of such Member's spouse, or any ascendant or descendant thereof, or (iii) any trust created for the sole benefit of such Member or such Member's spouse or any lineal ascendant or descendant of such Member or such Member's spouse or any sibling of such Member or such Member's spouse, or any ascendant or descendant thereof (each, a "Permitted Transferee") and such Permitted Transferee shall be admitted as a Member, subject to the conditions of this Agreement.

(b)   Other Members. Notwithstanding the restrictions contained in this Article 9, any Member may Dispose of all or any part of his Units to any other Member.

9.4   Right of First Refusal.

(a)   Offer Notice. If any Member receives from a non-affiliated third party an unsolicited bona fide written offer to Dispose of all, but not less than all, of his Units (the "Offered Units") for a consideration consisting solely of cash (an "Offer"), and such Member (the "Seller") desires to Dispose of such Units to such third party (the "Buyer") in accordance with the Offer, then the Seller shall provide each of the other Members (the "Other Members") and the Company with written notice of such Offer (the "Offer Notice"). The Offer Notice shall set forth the identity of the Buyer, the cash price at which a Disposition is proposed to be made (the "Offer Price"), and all other material terms and conditions of the Offer. The Offer must (A) constitute a legally binding offer of the Buyer to purchase the Offered Units for a consideration consisting solely of cash, and (B) contain an acknowledgment by the Buyer that the Buyer will be obligated to become a party to this Agreement as a condition to the Buyer's purchase of the Offered Units pursuant to the Offer.

(b)   Notice of Acceptance. The receipt of an Offer Notice by each Other Member from the Seller shall constitute an irrevocable offer by the Seller to sell to each Other Member the Offered Units at the Offer Price. Thereafter, each Other Member shall have the right and option, which shall be non-assignable except to the Company, for a period of thirty (30) days after receipt of the Offer Notice to purchase all, but not less than all, of the Offered Units (in proportion to the Units of the Other Members desiring to exercise such right and option or in

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such other proportion as such Other Members may agree) at the price and upon the terms and conditions specified in the Offer. If any of the Other Members desire to exercise their option (any such Other Member, an "Accepting Member"), then they shall give notice (the "Notice of Acceptance") to that effect to the Seller with a copy to the Company within thirty (30) days after receipt by the Company of the Offer Notice. If any Other Member elects not to exercise such Member's option to purchase his, her or its proportionate share of the Offered Units (in this case, a "Declining Other Member"), then the Accepting Members shall then have the right to purchase (in proportion to the Units of the Accepting Members desiring to exercise such subsequent right and option or in such other proportion as such Accepting Members may agree) the Offered Units not so purchased by the Declining Other Members. The right and option to purchase the Offered Units not purchased by a Declining Other Member shall be exercised by delivery of a Notice of Acceptance to such effect to the Seller with a copy to the Company within forty-five (45) days after receipt by the Company of the Offer Notice.

(c)   Purchase and Sale of Offered Units to Accepting Members. The consummation of any purchase and sale to any Accepting Member (the "Closing") shall take place at the offices of the Company within sixty (60) days after receipt by the Company of the Offer Notice. At the Closing, each Accepting Member shall purchase from the Seller, and the Seller shall sell to each Accepting Member, the portion of the Offered Units as to which each Accepting Member shall have accepted the Seller's offer, respectively, free and clear of all liens and encumbrances of any kind or nature. The price to be paid by each Accepting Member shall be an amount equal to the product of the Offer Price multiplied by the portion of the Offered Units as to which each Accepting Member shall have accepted the Seller's offer, and shall be payable in accordance with the terms of the Offer. At the Closing, the Seller shall deliver to each Accepting Member certificates evidencing the Offered Units purchased and sold, duly endorsed for transfer to each Accepting Member, if the Units are certificated, and each Accepting Member shall deliver to the Seller the Offer Price multiplied by the portion of the Offered Units as to which each Accepting Member has accepted the Seller's offer which is being purchased by such Accepting Member, respectively.

(d)   Disposition to Third Party. If all of the Offered Units are not purchased pursuant to the terms of this Section 9.4 by the Other Members, then the Seller shall thereafter have the right to Dispose of the Offered Units to the Buyer, so long as the Offered Units is Disposed of by the Seller to the Buyer strictly in accordance with the terms of the Offer and in compliance with applicable securities laws within thirty (30) days after the expiration of the forty-five (45) day offering period during which the Other Members may deliver a Notice of Acceptance. If the Offered Units are not Disposed of to the Buyer within the thirty (30) days permitted by this Section 9.4(d), then the Offered Units shall not be Disposed of without again complying with the restrictions set forth in this Section 9.4.

9.5   Drag-Along Rights. Without limiting and in addition to Section 9.4, if Members holding not less than a majority of the Percentage Interests (collectively, the "Controlling Member") elect to Dispose of all of their Units pursuant to a bona fide third party offer, then, at least twenty (20) days prior to the date upon which they intend to consummate such Disposition, the Controlling Member shall give written notice thereof (including, without limitation, the material terms thereof) to the Company and the other Members, and such notice may also include notice to such other Members that the Controlling Member desires that such other

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Members Dispose of all of their Units on the same terms and conditions upon which the Controlling Member is Disposing of their Units. All such other Members shall, subject to the provisions of this Section 9.6(a), consent to and raise no objections against such Disposition by the Controlling Member and, if requested to do so by the Controlling Member, Dispose of all of their Units, subject to the provisions of this Section 9.6(a), on the same terms and conditions upon which the Controlling Member is Disposing of its Units. All of the Members shall take all necessary and desirable actions in connection with the consummation of such Disposition.

9.6 **Additional Members.** Upon the prior written consent of the Board of Managers, a Person may become an additional Member of the Company by the issuance by the Company of Units for such consideration as the Board of Managers shall determine. Notwithstanding the foregoing, as a condition precedent to a Person being admitted as an additional Member of the Company a Person must execute a joinder or counterpart signature page to this Agreement (as amended) in form acceptable to the Board of Managers and agree to be bound by all of the terms and provisions hereof.

ARTICLE X
DISSOLUTION AND WINDING UP

10.1 **Events of Dissolution.** The Company shall be dissolved upon the first to occur of (a) the written consent or affirmative vote of the Board of Managers and the Approval of the Members, (b) the sale or other disposition of all or substantially all of the assets of the Company, (c) at any time there are no Members; provided, however, the Company will not be dissolved if one or more successor Members are admitted into the Company within the time period and according to the other terms provided in the Act for continuing the Company in such an event, and (d) the entry of a decree of judicial dissolution under the Act. Notwithstanding the dissolution of the Company, prior to the complete winding up and termination of the Company's existence, the business of the Company and the affairs of the Members shall continue to be governed by this Agreement in order to wind-up and liquidate the Company's business and affairs in compliance with the Act.

10.2 **Winding Up.**

(a) **Manner of Winding Up.** In the event of the dissolution of the Company for any reason, the Board of Managers shall commence to wind up the affairs of the Company and to liquidate its investments. The Board of Managers shall prepare a plan, method or procedure for the orderly winding up of the Company. Any proceeds from liquidation, together with any assets which the Board of Managers determines to distribute in kind, shall be applied in the following order:

(i) First, the expenses of liquidation and the debts of the Company, including any debts and expenses of the Company to any Member as permitted by this Agreement. Any reserves shall be established or continued which the Board of Managers deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the Company or its liquidation. Such reserves shall be held by the Company for the purpose of disbursement in payment of any of the aforementioned contingencies; and

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(ii)   Second, at the expiration of such period as the Board of Managers deems advisable, the Company shall distribute the balance thereafter remaining in accordance with Section 5.1.

(b)   Administration of Winding Up. This Section 10.2 is intended to comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder, and shall be interpreted and applied in a manner consistent with such provisions. Any assets of the Company to be distributed in kind shall be distributed on the basis of the fair market value thereof and may be distributed to any Member entitled to any interest in such assets as a tenant-in-common with all other Members so entitled.

10.3   Termination and Cancellation. Upon the completion of the liquidation of the Company and the distribution of all Company funds, the Company shall terminate and the Board of Managers shall have the authority to execute and deliver Articles of Dissolution of the Company as well as any and all other documents required to effectuate the dissolution and termination of the Company.

ARTICLE XI
ADMINISTRATION

11.1   Books and Records. The Board of Managers shall keep, or cause to be kept, at the principal place of business of the Company true and correct books of account, in which shall be entered fully and accurately each and every transaction of the Company. Each Member or his or its designated agent shall have access at reasonable times on business days at the Company's office to inspect the Company's books of account and records and all other information concerning the Company required by the Act to be made available to Members, and may make copies thereof at such Member's expense. A Member must give the Company written notice of its desire to exercise rights under the preceding sentence at least two (2) business days in advance. The Company's books of account shall be kept in accordance with accepted federal income tax accounting principles, consistently applied, and for a fiscal period which is the calendar year.

11.2   Banking. All funds of the Company shall be deposited in its name in such federally-insured commercial bank or invested in such federally-insured savings and loan account or accounts, in such U.S. Treasury obligations, or in such bank certificates of deposit, as the Board of Managers may decide. All funds of the Company shall only be used for Company purposes as provided in this Agreement and in accordance with the terms of this Agreement.

11.3   Reporting Requirements. The Board of Managers shall cause to be prepared and distributed to each Member (a) information necessary to complete such Member's federal income tax return and (b) the Company's annual financial information, in each case, as soon as available, but in any event within ninety (90) days after the end of each fiscal year. Such annual financial information of the Company shall include a balance sheet of the Company, as of the last day of the fiscal year, and statements of income, retained earnings, and cash flow, for such fiscal year, each prepared in accordance with the accounting principles then used by the Company.

11.4   Accounting Decisions; Tax Elections. All decisions as to accounting matters and tax elections, except as specifically provided to the contrary in this Agreement, shall be made by the Board of Managers. The Board of Managers may rely upon the advice of the Company's accountants and professional advisors in making such decisions.

11.5   Tax Returns. The Board of Managers shall be responsible for preparing and filing all federal, state, and local income and franchise tax returns of the Company (collectively, "Tax Returns"). The Board of Managers shall use their reasonable efforts to cause all Tax Returns of the Company to be timely filed and all Schedules K-1 to be provided to the Members prior to their due dates, without extension.

11.6   Tax Returns. At the expense of the Company, the Board of Managers shall use their reasonable efforts to cause the preparation and timely filing (including extensions) of all federal, state, and local income and franchise tax returns of the Company (collectively, "Tax Returns") required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company own property or do business. As soon as reasonably possible after the end of each fiscal year, the Company will cause to be delivered to each Person who was a Member at any time during such fiscal year, Schedules K-1 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such fiscal year.

ARTICLE XII
LIMITATION OF LIABILITY; INDEMNIFICATION

12.1   Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Managers and the Members shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a manager or member of the Company, as the case may be. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Operating Agreement or the Act shall not be grounds for imposing personal liability on the Members for any debts, liabilities or obligations of the Company. Except as otherwise expressly required by the Act or other applicable law, each Member, in such Member's capacity as such, shall have no liability in excess of (a) the amount of such Member's net Capital Contributions, (b) such Member's share of any assets and undistributed profits of the Company and (c) the amount of any distributions required to be returned pursuant to Section 605.0406 of the Act.

12.2   Indemnification. Subject to the restrictions and limitations set forth in, and to the fullest extent provided or allowed by, the Act, including, without limitation, Section 605.0408 thereof (or the corresponding provisions of any successor or replacement statute), and other applicable law, the Company (including any receiver or trustee of the Company) shall indemnify, save harmless and pay all judgments and claims against the Managers, the officers of the Company, the Members and the Members' respective agents, Affiliates, heirs, legal or personal representatives, successors and permitted assigns (each, an "Indemnified Party") from, against and in respect of any and all liability, loss, damage and expense incurred or sustained by the Indemnified Party in connection with the business of the Company or by reason of any act

performed or omitted to be performed in connection with the activities of the Company or in dealing with third parties on behalf of the Company, including, without limitation, costs and attorneys' fees before and at trial and at all appellate levels, whether or not suit is instituted (which attorneys' fees may be paid as incurred), and any amounts expended in the settlement of any claims of liability, loss or damage; *provided* that the act or omission of the Indemnified Party does not constitute fraud or willful misconduct by such Indemnified Party.

12.3 Insurance. The Company shall not pay for any insurance covering liability of the Managers, the officers of the Company, the Members or any Member's agents, Affiliates, heirs, legal or personal representatives, successors or permitted assigns for actions or omissions for which indemnification is not permitted under this Operating Agreement; *provided, however*, that nothing contained herein shall preclude the Company from purchasing and paying for such types of insurance, including, without limitation, directors and officers liability, extended coverage liability and casualty and worker's compensation, as would be customary for any Person owning, managing and/or operating comparable assets and property and engaged in a similar business or from naming the Managers, the officers of the Company, the Members and each of any Member's agents, Affiliates, heirs, legal or personal representatives, successors or permitted assigns or any Indemnified Party as additional insured parties thereunder.

12.4 Non-Exclusive Right. The provisions of this Article 12 shall be in addition to and not in limitation of any other rights of indemnification and reimbursement or limitations of liability to which an Indemnified Party may be entitled under the Act, common law or otherwise. Notwithstanding any repeal of this Article 12 or other amendment hereof, its provisions shall be binding upon the Company (subject only to the exceptions above set forth) as to any claim, loss, expense, liability, action or damage due to or arising out of matters which occur during or relate to the period prior to any such repeal or amendment of this Article 12.

ARTICLE XIII
AMENDMENT

13.1 Amendment. This Agreement may be amended only with the Approval of the Members; provided, however, that the Board of Managers, without requiring the Approval of the Members, may amend this Agreement to reflect the admission of additional or substitute Members who are admitted in accordance with the provisions hereof.

ARTICLE XIV
MISCELLANEOUS

14.1 Notice. All approvals, consents, notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly received (a) upon receipt if delivered by hand delivery, (b) on the day confirmation is received of the recipient's facsimile number if delivered by facsimile, (c) on the first business day after delivery to a nationally recognized overnight courier service for next business day delivery or (d) on the third business day after depositing into the U.S. mail if sent by certified mail, return receipt requested, postage prepaid, in each case, to the addresses or facsimile numbers of the Members set forth on Schedule A attached hereto.

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14.2   Binding Effect. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon and inure to the benefit of the undersigned, their legal or personal representatives, heirs, successors and permitted assigns. Except as explicitly set forth herein, nothing expressed by or mentioned in this Agreement is intended or shall be construed to give any Person, other than Covered Persons indemnified pursuant to Article 12, the parties hereto and their respective successors or assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.

14.3   Governing Law. This Agreement and the rights and duties of the Members hereunder shall be governed by, and interpreted and construed in accordance with, the laws of the State of Florida, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida

14.4   Jurisdiction, Venue and Consent to Jurisdiction. Each party hereto agrees that any and all actions arising out of, based upon or relating to this Agreement or the transactions contemplated hereby may be brought solely in the state or, if federal jurisdiction is appropriate, the federal court located in Broward County, Florida. The parties expressly and irrevocably: (i) consent to the exclusive jurisdiction of such Florida courts; (ii) agree that they are subject to personal jurisdiction in such Florida courts; (iii) agree that venue is appropriate in such courts; (iv) waive any defense or objection based on a lack of personal jurisdiction; (v) waive any argument that such courts are an improper venue or an inconvenient forum; and (vi) agree that in the event any action arising out of, based on or relating in any way to this Agreement is instituted in any court other than the state or federal courts located in Broward County, Florida, that they will not object to, but rather will affirmatively consent to, the other party's efforts to have such action dismissed or, if appropriate, transferred to the appropriate state or federal court located in Broward County, Florida.

14.5   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Signed counterparts of this Agreement may be delivered by facsimile and by scanned .PDF or other electronic image, and the facsimile or scanned signature of any party shall be considered to have the same binding legal effect as an original signature.

14.6   Provisions Severable. In the event any sentence, paragraph, provision, word, section or article of this Agreement is declared by a court of competent jurisdiction to be void, such sentence, paragraph, provision, word, section or article shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

14.7   Waiver. Any waiver by any party of any of its rights or remedies under this Agreement or of any breach or violation of or default under this Agreement must be in writing and signed by the party to be charged thereunder and shall not constitute a waiver of any of its other rights or remedies or of any other or future breach, violation or default hereunder.

14.8   Equitable Relief. The parties hereto agree that the remedy at law for any breach of this Agreement would be inadequate and that should any dispute arise concerning the any matter hereunder, this Agreement shall be enforceable in a court of equity by an injunction or a

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decree of specific performance. Such remedies shall, however, be cumulative and nonexclusive, and shall be in addition to any other remedies which the parties hereto may have.

14.9 _Prevailing Party._ In any suit or other proceeding by any Member against a Member, a Manager or the Company to enforce or interpret the terms and provisions of this Agreement or otherwise brought pursuant to or arising out of the terms of this Agreement or resulting from the transactions contemplated hereby, the prevailing party shall be entitled to all reasonable costs and expenses incurred by it in connection therewith (including, without limitation, reasonable attorneys' fees and costs incurred before and at any trial and at all appellate levels, during any bankruptcy proceedings and in any proceedings to determine the right and amount of attorneys' fees and costs to which such party is entitled hereunder), as well as all other relief granted or awarded in such suit or other proceeding.

14.10 _Additional Members._ As a condition precedent to any Person being admitted as a substitute, additional or successor Member of the Company, the Person must execute a counterpart to this Agreement (as amended) in form acceptable to the Board of Managers and agree to be bound by all of the terms and provisions hereof; provided, however, that no such counterpart shall be binding until the provisions of Article 9, as applicable, shall have been satisfied.

14.11 _Headings._ The article and section headings in this Agreement are inserted as a matter of convenience and are for reference only and shall not be construed to define, limit, extend or describe the scope of this Agreement or the intent of any provision.

14.12 _Number and Gender._ Whenever required by the context hereof, the singular shall include the plural, and vice versa and the masculine gender shall include the feminine and neuter genders, and vice versa.

14.13 _Independent Representation._ Each Member acknowledges and represents that it has been advised to seek independent legal counsel and financial and tax advisors in connection with the negotiation, preparation and execution of this Agreement.

14.14 _Participation in Other Activities._ To the extent permitted by applicable law, except as otherwise agreed by such Person in writing, (a) the Members, the Managers and their respective Affiliates, either individually or with others, shall have the right to participate in other business ventures of every kind, even if competitive with the Company, and (b) no Member, Manager or any of their respective Affiliates shall be obligated to offer to the Company or any Member any opportunity to participate in any such other business venture, and the Company shall not have the right to any income or profit derived from any such other business venture of any Member, Manager or any of their respective Affiliates.

14.15 _Acknowledgment of Representation._ Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. ("SWM") has represented 1st Round Sports, LLC ("SWM Client") in connection with the preparation and negotiation of this Agreement. The Members acknowledge and agree that SWM may hereafter perform legal services for the Company and that by doing so, SWM shall not establish any attorney-client relationship with any Member other than SWM Client. By performing legal services for the Company, SWM does not represent any Member other than

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SWM Client. Each of the Members acknowledges that the interests of each Member may differ. In any such circumstances, SWM may continue to represent SWM Client in connection with his dealings with the Company and the other Members. Each of the other Members hereby agrees to waive any conflict of interest that may arise as a result of SWM's representation of SWM Client and/or the Company; provided, however that SWM shall not commence, or render advice in contemplation of or in connection with, any action, adversary proceeding or other contested matter adverse to the Company, whether instituted by SWM Client, on the one hand or any other Members, on the other hand, without first obtaining in writing an additional conflict of interest waiver. Any such additional waiver shall be granted in the sole discretion of the applicable Members.

14.16 <u>WAIVER OF JURY TRIAL</u>. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, this Agreement has been made and executed by all of the Members effective as of the date first written above.

MEMBERS:
PAUL MICHAEL KING, P.A.,
a Florida corporation



By:_____
Name: Paul King
Title: President

1ST ROUND CAPITAL, LLC,
a California limited liability company



By:_____
Name: Teague Egan
Title: President



_____
ADAM GEIGER

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SCHEDULE A

NAME, ADDRESS, UNITS AND
INITIAL CAPITAL CONTRIBUTION OF THE MEMBERS

Name and Address of Member	Initial Capital Contribution	Number of Units
Paul Michael King, P.A. 18201 Collins Ave #503 Sunny Isles, FL 33160 Attn: Paul King FEIN: 80-0449182	$100,000	6,000
1st Round Capital, LLC P.O. Box 029006 Fort Lauderdale, FL 33302 Attn: Teague Egan FEIN: 27-3575385	$150,000	3,000
Adam Geiger _____ _____ SSN:_____	$0	1,000

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